Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To all Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at New World Millennium Hong Kong Hotel, 72 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, June 19, 2018 at 9.00 a.m. (Hong Kong time) for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2017.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$490,000 for the financial year 2017 (Directors’ fees paid for FY 2016: US$490,548).

3.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr Kwek Leng Peck
(ii)	Mr Gan Khai Choon
(iii)	Mr Hoh Weng Ming
(iv)	Mr Tan Aik-Leang
(v)	Mr Neo Poh Kiat
(vi)	Mr Yan Ping
(vii)	Mr Han Yiyong
(viii)	Mr Ho Raymond Chi-Keung

4.

To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5.	To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

6.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Hoh Weng Ming

President

Date: May 18, 2018

Notes:

1.	Pursuant to the bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

2.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 9, 2018 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

3.	A Member is entitled to appoint one or more proxies to attend and vote in his stead.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.00 a.m. on Sunday, June 17, 2018 (Singapore time) or 9.00 p.m. on Saturday, June 16, 2018 (New York time).